Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-151827
Dated March 15, 2011
LendingClub Corporation
Free Writing Prospectus Published or Distributed by Media
The article attached as Exhibit A appeared on the web site http://www.banktech.com (Bank Systems and Technology) on March 7, 2011.
The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.
Statements in the articles attached that are not attributed directly to Mr. Garcia or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.
You should consider statements in this article only after carefully evaluating all of the information in the Company’s prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.
Corrections and Clarifications:
The APRS available through LendingClub are 6.78%-25.41% and the interest rates are 5.42% - 21.59% not “6.54% to 12.22%” as noted in the article.
LendingClub does not currently offer member payment dependent notes with an interest rate of 6.62%. A grade interest rates for investors range from 5.42% - 7.66%.
“Borrowers get personal loans at a 20-30% better rate than they’d get at their bank.” To clarify, this statement is based upon a comparison of an A1 borrower with a 6.78% APR through LendingClub to an average credit card rate of approximately 13% for similar borrowers with “good” to “excellent” credit.
Loan size minimum is $1,000.
Forward-Looking Statements
Some of the statements in this article are “forward-looking statements.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company’s lending platform; the Company’s financial performance; the availability and functionality of the trading platform; the Company’s ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

EXHIBIT A
Lending Club Thrives As Consumers Pay Off Credit Card Debt with P2P Loans
Peer-to-peer lending site has negotiated $233 million in personal loans at 20-30% lower interest rates than banks.
By Penny Crosman March 07, 2011
Peer to peer lending, while not brand new (the first P2P lending site, Zopa, launched in the U.K. in 2005), has taken off recently, as consumers saddled with large amounts of credit card debt discover that they can pay off their cards with lower-rate personal loans they receive over the web, without ever having to visit a bank. Instead, investors seeking a decent return and willing to accept some risk buy pieces of these loans.
Zopa says it’s making about $8 million in P2P loans a month. U.S. site P2P lending site Prosper.com has more than a million members and more than $221 million in funded loans. And Lending Club recently exceeded $233 million in total loan originations to 23,500 borrowers, 62% of whom use the loans to pay off credit cards. (Others use the money to put a down payment on a house or to pay small business or medical expenses.)
Lending Club is run by former executives from MasterCard, JP Morgan Chase, Charles Schwab, Visa, HSBC and Capital One. “You’d be surprised by how much we’re set up like a bank,” says Rob Garcia, senior director of product strategy. Lending Club makes personal loans of up to $35,000 at rates ranging from 6.54% to 12.22%, based on risk. It essentially creates uncollateralized debt obligations out of these loans and sells them to investors.
However, unlike the Wall Street-generated CDOs that helped create the subprime crisis, this pool of debt does not contain subprime debt (nor does it contain mortgages). The company says borrowers are fully vetted with identity verification and credit checks, using Trans Union services. To approve a borrower, Lending Club starts with the FICO score; potential borrowers with a FICO score of less than 660 are automatically rejected. The home-made credit decision engine also looks at the length of credit history, job stability of the person’s job, the requested loan amount, the number of recent credit inquiries, total and currently open credit accounts, use of revolving credit utilization, and loan maturity. It takes the necessary steps to comply with Know Your Customer and anti-money laundering rules.” We focus on creditworthy borrowers,” Garcia says. The company has rejected 130,000 loan requests, 90% of loan applicants.
But if the approved borrowers are so creditworthy, why are they coming to Lending Club rather than a bank?
“Our value proposition is that because we have a direct model, we shorten the path to capital,” Garcia says. “Financial institutions take deposits at 1% or 2% and they give the money to people in the form of mortgages at 5-7% and up to 30% interest on credit cards and personal loans. That’s a big spread. By us creating a direct model, where there’s no institution in the middle that has tons of cost and complexity, we have lowered the cost, and we pass those savings on to both borrowers and investors. Borrowers get personal loans at a 20-30% better rate than they’d get at their bank.”
Once Lending Club has approved a borrower, it posts the loan on its platform. Investors come to the site and choose a portfolio of loans in which to invest.
I took $50 Garcia sent me and invested it in a medium risk portfolio generating 12.03% in interest. The Lending Club automatically put $25 in an “A” grade loan with a 6.62% interest rate and the other $25 in an “E” rated loan at 17.14% interest. It told me my expected default rate is 2.05%, the service charge is 0.57% and the projected return is 9.41%. By clicking on the two loans, I could read interesting details about the borrowers’ financial picture and reasons for taking out the loans. (Both of these borrowers are using these loans to pay off existing credit card and revolving debt; both told a bit about themselves and made a pitch for their creditworthiness.)

When a borrower has trouble making payments, Lending Club credit staff try to work out a modified payment plan. A collections group goes after those who miss payments. When a loan defaults despite these efforts, the investor loses whatever he sank into that loan. “You’re investing in only a fraction of a loan,” Garcia notes. “We’re using technology to help you create a diversified portfolio.”
Lending Club is registered with the SEC as an issuer of securities. Its loans are made by WebBank, a Utah-chartered Industrial Bank. Payments are usually made through the automated clearinghouse. Banks also participate in Lending Club as investors and send certain borrowers to the site. The Lending Club platform is based on an Oracle database; applications are written in-house in Java.
Although the business itself has a social networking feel to it — it’s based on strangers gathering on a website to connect over shared interests — Lending Club doesn’t use social networking tools on its site. “We don’t want people to be sharing identity, password or loan information on a social network, that’s a scary proposition,” Garcia says. “We’re very careful about what we let people share.”
But the company does use social media for engagement — in fact, I connected with Garcia through a Tweet I read about a blog he wrote. “From a marketing perspective, we use social media to get people’s feedback on the site,” he says. Some borrowers ask for loans through social media, such as a blog. “That’s good for creating buzz and adding investors to the platform, the loan typically gets funded in four to eight days,” Garcia says. (There’s a sink-or-swim aspect to peer-to-peer lending: borrowers have 14 days to raise at least 60% of the value of their loan from investors; if they can’t meet that goal, the loan is kicked off the system.) Social media has also been a vehicle for enabling people to invite friends to be investors.
The third way Lending Club uses social media is to check potential borrowers’ public personas to see if they are who they say they are. “We look at Twitter or Facebook personas for disconnects — why is this email associated with someone else? That helps us catch fraud among family members,” Garcia says. “Real people tend not to lie over social media.”